


15006230

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/22/15

March 31, 2015

Warren S. de Wied
Wilson Sonsini Goodrich & Rosati
wdewied@wsgr.com

Act: 1934
Section: 14a-8 (OPS)
Rule:
Public
Availability: 3-31-15

Re: NETGEAR, Inc.
Incoming letter dated January 22, 2015

Dear Mr. de Wied:

This is in response to your letters dated January 22, 2015 and March 26, 2015 concerning the shareholder proposal submitted to NETGEAR by James McRitchie. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 31, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NETGEAR, Inc.
Incoming letter dated January 22, 2015

The proposal requests that the board take the steps necessary so that each voting requirement in NETGEAR's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary, this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

There appears to be some basis for your view that NETGEAR may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that NETGEAR will provide shareholders at NETGEAR's 2015 annual meeting with an opportunity to approve amendments to NETGEAR's certificate of incorporation, approval of which will result in the replacement of each provision in NETGEAR's certificate of incorporation and bylaws that calls for a supermajority vote with a majority vote requirement. Accordingly, we will not recommend enforcement action to the Commission if NETGEAR omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

WSGR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

1301 Avenue of the Americas, 40th Floor
New York, NY 10019-6022
PHONE 212.999.5800
FAX 212.999.5899
www.wsgr.com

WARREN S. DE WIED
Internet: wdewied@wsgr.com
Direct Dial: (212) 497-7702

March 26, 2015

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re: NETGEAR, Inc.
Supplemental Letter Regarding Stockholder Proposal of James McRitchie
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On January 22, 2015, we submitted a letter (the "No-Action Request") on behalf of our client, NETGEAR, Inc. (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy statement and form of proxy (collectively, the "2015 Proxy Materials") for its 2015 Annual Meeting of Stockholders (the "2015 Annual Meeting") a stockholder proposal and statements in support thereof (the "Proposal") received from James McRitchie (the "Proponent").

The Proposal requests that the Company's Board of Directors (the "Board") "take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws."

BASIS FOR SUPPLEMENTAL LETTER

The No-Action Request stated our belief that the Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(10) because the Board, in March 2015, intended to consider whether to approve amendments to the Company's Amend and Restated Certificate of Incorporation (the "Current Certificate") and Amended and Restated Bylaws (the "Current Bylaws") that would substantially implement the Proposal. We write supplementally to confirm that the Board has adopted resolutions approving and submitting for stockholder approval at the

2015 Annual Meeting amendments to the Current Certificate and the Current Bylaws that will implement a simple majority voting standard in place of all of the supermajority voting provisions in the Current Certificate and the Current Bylaws (the "Certificate and Bylaw Amendments"). Specifically, the Board approved amendments to remove the supermajority voting provisions as follows:

- Article X of the Current Charter: require a majority instead of the 66⅔% vote currently required to authorize amendments to the Current Bylaws (the "Article X Amendment");

- Article XII of the Current Charter: require a majority instead of the 66⅔% vote currently acquired to amend certain provisions of the Charter; and

- Article IX of the Current Bylaws: require a majority instead of the 66⅔% vote currently required to amend or repeal any portion of certain provisions of the Bylaws.

The Board also approved submitting the amendments to the Current Charter contemplated by the Certificate and Bylaw Amendments for stockholder approval at the 2015 Annual Meeting and will recommend that stockholders approve such Certificate and Bylaw Amendments. The Board has approved the amendments to the Current Bylaws contemplated by the Certificate and Bylaw Amendments effective upon the approval of the Article X Amendment by stockholders.

ANALYSIS

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Under Rule 14a-8(i)(10), substantial implementation requires that a company's actions satisfactorily address the essential objective of the proposal. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

The Board's actions with respect to the Certificate and Bylaw Amendments substantially implement the Proposal because the Board has acted to replace each of the provisions in the Current Certificate and Current Bylaws that call for a supermajority vote with a majority vote requirement. As discussed in the No-Action Request, the Staff has consistently concurred that stockholder proposals like the Proposal calling for the elimination of provisions requiring "a greater than simple majority vote" are excludable under Rule 14a-8(i)(10) where the supermajority voting standards in a company's governing documents are replaced with majority voting standards. For example, in *Hewlett-Packard Co.* (avail. Dec. 19, 2013), the Staff concurred with the exclusion under Rule 14a-8(i)(10) of a stockholder proposal with the same language as the Proposal where the company's board of directors approved a bylaw amendment to replace a two-thirds supermajority voting standard with a majority of outstanding shares voting standard. Similarly, in *McKesson Corp.* (avail. Apr. 8, 2011), the Staff concurred that a proposal requesting that "each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws" was substantially implemented where the company's board of directors approved amendments to its certificate of incorporation and bylaws that would eliminate the supermajority voting standards required for amendments to the certificate of incorporation and bylaws and replace such standards with a majority voting standard. In *Express Scripts, Inc.* (avail. Jan. 28, 2010), the Staff concurred that a proposal requesting that "each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal" was substantially implemented where the company's board of directors approved a bylaw amendment that would lower the voting standard required to approve certain bylaw amendments from 66⅔% of outstanding shares to a majority of outstanding shares. See also *American Tower Corp.* (avail. Apr. 5, 2011) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal requesting that each supermajority stockholder voting requirement "be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws" where the company's board of directors approved submitting an amendment to the certificate of incorporation to the company's stockholders for approval that would reduce the stockholder vote required to amend the bylaws from 66⅔% to a majority of the then-outstanding shares); *Celgene Corp.* (avail. Apr. 5, 2010) (concurring with the exclusion of a proposal nearly identical to *American Tower* under Rule 14a-8(i)(10) as substantially implemented where a bylaw provision requiring a supermajority vote was eliminated and replaced by a majority of outstanding shares voting standard). The Board has taken the same actions described in these precedents, and the Proposal is excludable under Rule 14a-8(i)(10).

As also discussed in the No-Action Request, the Staff has consistently granted no-action relief in situations where the board lacks unilateral authority to adopt amendments to a certificate of incorporation or bylaws but, as is the case here, has taken all of the steps within its power to eliminate the supermajority voting requirements in those documents and submitted the issue for stockholder approval. *See, e.g., McKesson Corp.* (avail. Apr. 8, 2011); *Applied Materials, Inc.*

(avail. Dec. 19, 2008); *Sun Microsystems, Inc.* (avail. Aug. 28, 2008); *H.J. Heinz Co.* (avail. Mar. 10, 2008).

Finally, the Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it intends to recommend that its board of directors take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., Visa Inc.* (avail. Nov. 14, 2014); *Hewlett-Packard Co.* (avail. Dec. 19, 2013); *Starbucks Corp.* (avail. Nov. 27, 2012); *NiSource Inc.* (avail. Mar. 10, 2008); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail. Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

CONCLUSION

Based on the foregoing analysis and the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials. In accordance with Rule 14a-8(j), a copy of this supplemental letter is being sent on this date to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to wdewied@wsgr.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 497-7702 or Andrew Kim, the Company's Senior Vice President, Corporate Development and General Counsel, at (408) 890-3055.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Warren S. de Wied

Warren S. de Wied

cc: Andrew Kim, NETGEAR, Inc.
John Chevedden
James McRitchie

W&SR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

1301 Avenue of the Americas, 40th Floor
New York, NY 10019-6022
PHONE 212.999.5800
FAX 212.999.5899
www.wsgr.com

WARREN S. DE WIED
Internet: wdewied@wsgr.com
Direct Dial: (212) 497-7702

January 22, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: NETGEAR, Inc.
Stockholder Proposal of James McRitchie
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, NETGEAR, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from James McRitchie (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that a stockholder proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

AUSTIN BEIJING BRUSSELS HONG KONG LOS ANGELES NEW YORK PALO ALTO SAN DIEGO
SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

A copy of the Proposal is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company's Board of Directors (the "Board"), by action proposed to be taken in March 2015 (the "March Board Action"), will consider adopting a resolution approving and submitting for stockholder approval amendments to the Company's Amended and Restated Certificate of Incorporation (the "Current Certificate") and the Amended and Restated Bylaws (the "Current Bylaws") that will substantially implement the Proposal, as discussed below.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976).

Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

B. Anticipated Action By The Board To Approve The Proposed Certificate And Bylaw Amendments Substantially Implements The Proposal

The Current Certificate and Current Bylaws contain supermajority voting provisions. In connection with the March Board Action, the Board will consider adopting a resolution approving and submitting for stockholder approval at the 2015 Annual Meeting of Stockholders amendments to the Current Certificate and the Current Bylaws that will implement a simple majority voting standard in place of the supermajority voting provisions in the Current Certificate and the Current Bylaws (the "Proposed Certificate and Bylaw Amendments"). If approved, the Board will then submit the Proposed Certificate and Bylaw Amendments to a stockholder vote at the 2015 Annual Meeting of Stockholders. If the Proposed Certificate and Bylaw Amendments receive the requisite stockholder approval, the supermajority voting thresholds in the Current Certificate and the Current Bylaws would be removed. Thus, the Proposed Certificate and Bylaw Amendments would substantially implement the Proposal.

The Staff consistently has concurred that similar stockholder proposals calling for the elimination of provisions requiring "a greater than simple majority vote" (like the Proposal) are excludable under Rule 14a-8(i)(10) where the supermajority voting provisions are removed from a company's governing documents. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 19, 2013) (concurring with the exclusion of a similar stockholder proposal as substantially implemented where the company's board of directors approved amendments to its bylaws that would eliminate the supermajority voting standards required for amendments to the bylaws); *McKesson Corp.*

(avail. Apr. 8, 2011) (concurring that the company had substantially implemented a similar stockholder proposal where the company's board of directors approved amendments to its certificate of incorporation and bylaws that would eliminate the supermajority voting standards required for amendments to the certificate of incorporation and bylaws); *Express Scripts, Inc.* (avail. Jan. 28, 2010) (same).

In addition, the Staff has consistently granted no-action relief in situations where the board lacks unilateral authority to adopt amendments to a certificate of incorporation or bylaws but has taken all of the steps within its power to eliminate the supermajority voting requirements in those documents and submitted the issue for stockholder approval. For instance, in *McKesson Corp.*, discussed above, the company's board approved charter amendments to eliminate supermajority voting provisions, but the amendments would only become effective upon stockholder approval. The company argued, and the Staff concurred, that no-action relief was appropriate based on the actions taken by the board and the anticipated actions of the company's stockholders. *See also Applied Materials, Inc.* (avail. Dec. 19, 2008); *Sun Microsystems, Inc.* (avail. Aug. 28, 2008); *H.J. Heinz Co.* (avail. Mar. 10, 2008) (each granting no-action relief for a proposal similar to the Proposal based on board action and, as necessary, anticipated stockholder action).

C. Supplemental Notification Following Board Action

We submit this no-action request before the March Board Action to address the timing requirements of Rule 14a-8(j). We supplementally will notify the Staff after the Board considers the Proposed Certificate and Bylaw Amendments. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it intends to recommend that its board of directors take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., Visa Inc.* (avail. Nov. 14, 2014); *Hewlett-Packard Co.* (avail. Dec. 19, 2013); *Starbucks Corp.* (avail. Nov. 27, 2012); *NiSource Inc.* (avail. Mar. 10, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008); *Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail. Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

CONCLUSION

Based upon the foregoing analysis, we believe that once the Board adopts the resolution approving the Proposed Certificate and Bylaw Amendments, the Proposal will have been substantially implemented by the Proposed Certificate and Bylaw Amendments and, therefore, will be excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to wdewied@wsgr.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 497-7702 or Andrew Kim, the Company's Senior Vice President, Corporate Development and General Counsel, at (408) 890-3055.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Warren S. de Wied

Warren S. de Wied

Enclosure

cc: Andrew Kim, NETGEAR, Inc.
John Chevedden
James McRitchie

Exhibit A

[please see attached]

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Michael P. Clegg
Corporate Secretary
Netgear Inc. (NTGR)
350 East Plumeria Drive
San Jose, CA 95134
PH: 408-907-8000
FX: 408-907-8097

Dear Corporate Secretary,

I am pleased to be a shareholder in Netgear Inc. (NTGR) and appreciate the leadership our company has shown. However, I also believe Netgear has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



James McRitchie

November 17, 2014
Date

cc: John Chevedden

[NTGR: Rule 14a-8 Proposal, December 17, 2014]
Proposal X – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority.

Please vote to protect shareholder value:
Simple Majority Vote – Proposal X

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal X" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

The required stock will be held until after the annual meeting. The proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***